SUNSHINE HEART, INC.

12988 Valley View Road

Eden Prairie, Minnesota 55344

February 13, 2012

Via Edgar and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3561

Attn:	Amanda Ravitz, Assistant Director

	Re:	Sunshine Heart, Inc.
Registration Statement on Form 10
File No. 001-35312

Dear Ms. Ravitz:

Reference is made to the above-captioned Registration Statement. We hereby request that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on February 14, 2012, pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

Sunshine Heart, Inc. (the “Company”) acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matt Kuhn of Faegre Baker Daniels LLP with any questions or comments at (612) 776-8134. Thank you for your assistance with this filing.

SUNSHINE HEART, INC.

By:	/s/ Jeffrey Mathiesen
Jeffrey Mathiesen
Chief Financial Officer